April 8, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

Re:	Central Pacific Financial Corp.
Registration Statement on Form S-1
File No. 333-172479

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Central Pacific Financial Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective on April 8, 2011, at 12:00 p.m., Eastern time, or as soon thereafter as may be practicable.  The Company will be filing Amendment No. 2 to the Registration Statement on April 8, 2011 prior to such time which will respond to the Commission’s latest comments on the Registration Statement.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

We request that we be notified of such effectiveness by a telephone call to Alison S. Ressler of our counsel Sullivan & Cromwell LLP at (310) 712-6630 and that such effectiveness also be confirmed in writing.

Sincerely,

CENTRAL PACIFIC FINANCIAL CORP.

/s/ Glenn K.C. Ching
By:	Glenn K.C. Ching
Title:	Senior Vice President and
General Counsel

cc:                                 Alison S. Ressler
(Sullivan & Cromwell LLP)